NETREX CAPITAL MARKETS, LLC

**FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2024

OMB APPROVAL
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SEC FILE NUMBER
8-69037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netrex Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

270 South Service Road, Suite 45
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Schilling	516 393 5651	michael.schilling@jrsfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

5 Bryant Park	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10-22-2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Edwards_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Netrex Capital Markets, LLC_____, as of December 31_____, 2 024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

_____
Notary Public

SILVIA VELASCO –
Notary Public, State of New Jersey
My Commission Expires Apr 25, 2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NETREX CAPITAL MARKETS, LLC

DECEMBER 31, 2024

TABLE OF CONTENTS



CBIZ CPAs P.C.

5 Bryant Park
1065 Avenue of the Americas
New York, NY 10018

P: 212.790.5700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Netrex Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netrex Capital Markets, LLC (the “Company”) as of December 31, 2024, the related statements of income, changes in members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the computation for determination of the reserve requirements under Rule 15c3-3 of the SEC, and the information relating to the possession or control requirements under Rule 15c3-3 of the SEC (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CBIZ CPAs P.C.

We have served as the Company's auditors since 2018.

New York, New York
March 27, 2025

NETREX CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 16,322,210
Accounts receivable	60,000
Securities not readily marketable	254,280
Right of use asset	28,350
Prepaid expenses	64,103
Total assets	**$ 16,728,943**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses (Note 4)	$ 106,559
Operating lease liability	28,350
Total liabilities	134,909
Members' equity	16,594,034
Total liabilities and members' equity	**$ 16,728,943**

NETREX CAPITAL MARKETS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Advisory fee revenue	$ 31,427,573
Consulting fees	240,000
Total revenues	31,667,573
Expenses:	
Compensation and benefits	11,704,698
Marketing and travel and entertainment	887,043
Office expenses communications and technology	463,275
Regulatory fees	96,914
Professional fees	75,650
Service agreement expense (Note 4)	16,500
Other operating expenses	263,676
Total expenses	13,507,756
Net income	$ 18,159,817

See notes to the financial statements

NETREX CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - December 31, 2023	$ 2,806,957
Distributions	(4,372,740)
Net income	18,159,817
Balance - December 31, 2024	$ 16,594,034

NETREX CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net Income	$ 18,159,817
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash lease expense	54,863
Changes in operating assets and liabilities:	
Accounts receivable	404,722
Securities not readily marketable	(254,280)
Prepaid expenses	(14,749)
Accounts payable and accrued expenses	(28,241)
Operating lease liability	(54,863)
Net cash flows provided by operating activities	18,267,269
Cash flows used in financing activities:	
Distributions to members	(4,372,740)
Net cash flows used in financing activities	(4,372,740)
Net increase in cash	13,894,529
Cash, beginning of year	2,427,681
Cash, end of year	$ 16,322,210

See notes to the financial statements

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Netrex Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation formed on March 7, 2011 and is majority owned by Netrex Capital Markets Holdings, LLC (the "Parent").

   The Company principally provides public and private companies advice regarding capital raising. The Company anticipates advising primarily on new debt financings however, it also advises private companies involved in merger and acquisition activity as to which investment banking firms they should engage. The Company does not maintain any customer accounts, handle customer funds, or securities, and is not involved in any trading activities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation
   The Company prepares financial statements in accordance with Generally Accepted Accounting Principles in the United States.

   Cash
   The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash and cash equivalents. Cash is held at one bank, and at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

   Revenue Recognition
   The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers.

   Revenue is measured based on a consideration specified in a contract with a customer. The Company's revenues within the scope of ASC 606 include fees from investment banking and merger and acquisition advisory services.

   The Company may provide advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity, consulting, marketing, and the pricing of securities to be issued. The Company's contracts generally have a duration of one year or less.

   The Company has participated as an underwriter in bond transactions as a co-underwriter with a large investment bank. Revenue is recognized upon closing of the underwriting.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue Recognition *(continued)*

The Company's agreements contain non-refundable retainer fees and / or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also a "base service fee" that is calculated on the date that a service is completed based on the details included in the underlying agreement. The retainer fees, base service fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company evaluates its nonrefundable retainer payments, to determine if the fee relates to a distinct performance obligation, in exchange for the retainer. If a performance obligation is not distinct, the Company combines that performance obligation with other performance obligations until it identifies a bundle of performance obligations that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in the contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

At January 1, and December 31, 2024, there was $0 of deferred revenue.

Revenue is recognized over time for some advisory or consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Revenue from the referral fees is recognized when the corresponding transaction is closed, and the consideration is determinable. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Account Receivable and Allowance for Credit Losses
Accounts receivable are due when invoiced or within 30 days and allowance for credit losses is provided based upon a periodic analysis of individual account balances. At December 31, 2024 the Company determined that no allowance for credit losses was necessary.

Securities Not Readily Marketable
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Securities Not Readily Marketable (continued)

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

At December 31, 2024, the Company has $254,280 of investments in equity securities for which there is no market on a securities exchange and no independent publicly quoted market. These securities have been valued by the Company based on internal estimates and they are categorized in level 3 of the fair value hierarchy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Not Readily Marketable *(continued)*

The following table presents information about the Company's assets measured at fair value as of December 31, 2024:

Assets	Level 1	Level 2	Level 3	Total
Investments	$ -	$ -	$ 254,280	$ 254,280
	$ -	$ -	$ 254,280	$ 254,280

The Company did not have any level 1, 2 or 3 assets at December 31, 2023 and did not have any level 1 or 2 assets at December 31, 2024 .

Income Taxes
The Company is an LLC and is disregarded for Federal income tax purposes. Accordingly, no provision for income taxes is provided in the financial statements. The company has paid New York State income tax on behalf of its members through a pass-through entity tax election with New York, which is recorded as distributions for 2024.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2024.
The Company's tax returns are open for examination for the year 2021 and thereafter.

Advertising Costs
Advertising costs are charged to operations during the period in which they are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Adoption of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 7, Reportable Segments.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $16,215,651 and excess capital of $16,115,651 as of December 31, 2024, and a net capital requirement of $100,000. The Company's net capital ratio as of December 31, 2024 was .0066 to 1.

4. **CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS**

During 2024 one customer accounted for 24% of the Company's revenue. At December 31, 2024, all of the Company's accounts receivable was due from one customer.

5. **RELATED PARTY TRANSACTIONS**

The Company is owned by the Members. The members assume responsibility for all income tax liabilities.

During the year ended December 31, 2024, pursuant to an agreement between the Company and Netrex LLC, an entity in which the founder has an ownership interest, the Company recorded an administrative services fee expense of $16,500 charged by the affiliate. The administrative fee expense covers fees paid for the affiliate's personnel to provide limited services to the Company. This amount is included in Service agreement expense on the Statement of Income. The affiliate also provided payroll services, benefits and paid jointly incurred expenses on behalf of the Company for which it was reimbursed. The Company incurred $650,889 of such costs during the year. Included in accounts payable and accrued expenses is $62,900 payable to the affiliate.

The Company incurred $330,987 of fees to an entity affiliated with the Company's founder for promotional activities. At December 31, 2024, there is $0 due to this entity.

6. LEASE COMMITMENT

The Company leases office space under operating leases with initial non-cancellable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. The Company has a variable financial lease of a copier, the amount is immaterial and is included in the Statement of Income as an Office Expense.

Maturity of the Company office lease is June 2025, there is a renewal option for five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term liability. The amounts due under the non-cancellable office operating lease with initial non-cancelable terms in excess of one year are as follows:

Year	Lease Payments	Imputed Interest
2025	$28,611	$261

Additional Lease Disclosures:

Weighted Average Remaining Lease Term 0.5 years
Weighted Average Discount Rate 4.5%

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with the lease for the year ending December 31, 2024 was $11,456. The lease is with an affiliated entity of the Company's CEO.

7. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which principally provides public and private companies advice regarding capital raising. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 27, 2025, the date of the filing of this report. Subsequent to year-end the Company distributed $15,500,000 to Members from Members equity.

NETREX CAPITAL MARKETS, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2024

NETREX CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Total members' equity	$ 16,594,034
Deductions and/or charges:	
Accounts receivable	60,000
Securities not readily marketable	254,280
Prepaid expenses	64,103
Total nonallowable assets	378,383
Net capital	$ 16,215,651
Computation of basic net capital requirement:	
Minimum net capital requirement, greater of 6 2/3% of aggregate indebtedness ($106,559)	$ 7,104
Statutory minimum net capital required	$ 100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 100,000
Excess net capital	$ 16,115,651
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 16,095,651
Computation of aggregate indebtedness:	
Due to Parent and accrued expenses	$ 106,559
Percentage of aggregate indebtedness to net capital	0.66%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 of The Securities and Exchange Commission under the provision of Rule 15c3-3(k)(2)(i).



CBIZ CPAs P.C.

5 Bryant Park
1065 Avenue of the Americas
New York, NY 10018

P: 212.790.5700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Netrex Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Netrex Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CBIZ CPAs P.C.

New York, New York
March 27, 2025

NETREX CAPITAL MARKETS, LLC
EXEMPTION REPORT
DECEMBER 31, 2024

NETREX CAPITAL MARKETS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of C.F.R. §240.15c3-3 (k): (2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-39k) throughout the most recent fiscal year without exception.

NETREX CAPITAL MARKETS, LLC

I, Miles Edwards, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Miles Edwards

Title: Chief Executive Officer
Dated: March 27, 2025